                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       -----------------------------------

                                THE WISER OIL CO.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                    977284108
                     --------------------------------------
                                 (CUSIP Number)

                             K. Leonard Judson, Esq.
                                Cycad Group, LLC
                         1250 Coast Village Rd., Suite K
                          Santa Barbara, CA 93108-2720
                                 (805) 565-5833
                       -----------------------------------
            (Name, address and telephone number of person authorized
                      to receive Notice and Communications)


                                February 22, 2001
                        --------------------------------
             (Date of Event which Requires Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                  Page 2 of 5
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Paul F. Glenn, Trustee, Paul F. Glenn Revocable Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS:
                  PF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  California

--------------------------------------------------------------------------------
          NUMBER OF        7.      SOLE VOTING POWER:
            SHARES                 400,000
         BENEFICIALLY      8.      SHARED VOTING POWER:
           OWNED BY                47,500
             EACH          9.      SOLE DISPOSITIVE POWER:
           REPORTING               400,000
          PERSON WITH      10.     SHARED DISPOSITIVE POWER:
                                   47,500

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  447,500

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES * [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
                  4.99%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON *

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                  Page 3 of 5


ITEM 1.           SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D relates to the Common Stock, $3.00 par value, of The Wiser Oil Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 8115 Preston Road, Suite 400, Dallas, Texas 75225.

ITEM 2.           IDENTITY AND BACKGROUND:

This Amendment No. 1 to Schedule 13D is being filed by Paul F. Glenn, Trustee, Paul F. Glenn Revocable Trust ("Reporting Person"), a California revocable trust created by Declaration of Trust, dated August 23, 1990, as amended through the date hereof. The principal business address for the Reporting Person is 1250 Coast Village Rd., Suite K, Santa Barbara, CA 93108. Mr. Paul F. Glenn is the sole trustee of the Reporting Person and has the same business address as the Reporting Person. Mr. Glenn's principal occupation is investing for the Reporting Person and his own account. Mr. Glenn has not been convicted of any criminal proceeding and is not a party to any civil proceedings that would require disclosure pursuant to Items 2(d) or 2(e) of Schedule 13D. Mr. Glenn is a United States citizen.

Mr. Glenn is an executive officer and director of the Glenn Foundation for Medical Research, Inc., an Arizona non-profit corporation (the "Glenn Foundation"), and has for disclosure purposes included in this Schedule 13D securities owned by the Glenn Foundation. The Reporting Person disclaims beneficial ownership of all of the securities reported in the Schedule 13D and this Amendment No. 1 to Schedule 13D owned by the Glenn Foundation. The principal business address of the Glenn Foundation is c/o Jack N. Rudel, Esq., Robbins & Green, P.A., Suite 1800 Norwest Tower, 3300 North Central Avenue, Phoenix, AZ 85012. The Glenn Foundation has not been convicted in any criminal proceeding and is not a party to any civil proceedings that would require disclosure pursuant to Items 2(d) or 2(e) of this Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No amendments to Item 3 of original Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION:

This Amendment No. 1 to Schedule 13D is being filed to report the sale by the Glenn Foundation of 30,000 shares of the Issuer's common stock. As a consequences of the sales reported in this Amendment No. 1 to Schedule 13D, the Reporting Person has ceased to be the beneficial ownership of more than five percent (5%) of the Issuer's Common stock. The Reporting Person and the Glenn Foundation may make additional purchases or dispositions of the Issuer's securities either in the open market or in private transactions, depending upon their evaluation of the Issuer's business, prospects and financial condition; the market for the Issuer's securities; general economic conditions; money and stock market conditions; and other future developments.

Except as set forth above, as of the date of this Amendment No. 1 to Schedule 13D, neither Mr. Glenn, the Reporting Person nor the Glenn Foundation have any current plans or proposals which would relate to, or result in, any of the actions specified in clauses (a) through (j) of Items 4 of Schedule 13D.

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                  Page 4 of 5


ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) According to the Issuer, the Issuer has 8,951,965 shares of its common stock issued and outstanding as of September 30, 2000. For the purpose of computing the aggregate number of shares of the common stock of the Issuer reported by the Reporting Person in this Schedule 13D, the Reporting Person owns 400,000 shares and the Glenn Foundation owns 47,500, for a total of 447,500 shares. As a consequence of the foregoing, such ownership constitutes approximately 4.99% of the Issuer's common stock issued and outstanding.

                  (b) For the purpose of this Amendment No. 1 to Schedule 13D, Mr. Paul F. Glenn, Trustee of the Reporting Person, has the sole power to vote or direct the vote and to dispose or direct the disposition of 400,000 shares of common stock of the Issuer and has shared power to vote or direct the vote and to dispose or direct the disposition of 47,500 shares of Common Stock of the Issuer held by the Glenn Foundation.

                  (c) Schedule A-I attached hereto sets forth the transactions effected by the Reporting Person and the Glenn Foundation reported by this Amendment No. 1 to Schedule 13D. All of the reported transactions were effected in the open market.

                  (d) Except as set forth in this Amendment No. 1 to Schedule 13D, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No amendments to Item 6 of original Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

No exhibits are required to be filed as part of this Amendment No. 1 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:    February 26, 2001



         ------------------------------------------------------
         Paul F. Glenn, by K. Leonard Judson, Attorney-in Fact for Paul F. Glenn (Power of Attorney for execution by K. Leonard Judson, on behalf of Paul F. Glenn, has been filed with the United States Securities and Exchange Commission)

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                  Page 5 of 5


                                  SCHEDULE A-1

                   GLENN FOUNDATION SALES OF WISER OIL COMPANY

                  DATE                      QUANTITY                     PRICE
                  ----                      --------                     -----
              02/16/01                        5,000                    6.27 avg.
              02/20/01                        1,100                    6.82 avg.
              02/21/01                       18,900                    6.59 avg.
              02/22/01                        5,000                    6.38 avg.




TOTAL                                        30,000